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07001898

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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point, 9th Floor
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary + Shreaves
(Name – if individual, state last, first, middle name)

4401 Dominion Blvd., Suite 300, Glen Allen VA 23060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 11 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I, Dena Frith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director + COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



My Comm. Exps. 06 ,2010

HARRIS WILLIAMS LLC

Table of Contents



KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Manager and Officers
Harris Williams LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Harris Williams LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Williams LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves

February 20, 2007

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

HARRIS WILLIAMS LLC

Statement of Financial Condition
December 31, 2006

Assets

Current assets:	
Cash	$ 73,900,459
Accounts receivable	1,709,399
Income tax receivable	2,432,633
Prepaid expenses	231,958
Total current assets	78,274,449
Property and equipment, net	1,615,137
Other assets:	
Deposits	60,633
Goodwill	143,723,017
Intangible assets, net	23,625,000
Total other assets	167,408,650
	$ 247,298,236

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Financial Condition, Continued
December 31, 2006

Liabilities and Member's Equity

Current liabilities:	
Accrued compensation	$ 42,465,342
Accrued expenses	2,217,963
Due to parent	78,216
Total current liabilities	44,761,521
Deferred income taxes	655,515
Member's equity	201,881,200
	$ 247,298,236

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Operations
Year Ended December 31, 2006

Revenues:	
Fee income	$ 111,212,879
Expense reimbursements	3,952,540
Total revenues	115,165,419
Operating expenses:	
Advertising	976,141
Bad debt expense	529,009
Depreciation and amortization	6,686,256
Office expense	1,251,791
Personnel expenses	68,590,481
Printing and postage	890,964
Professional fees	2,658,191
Rent expense	1,367,123
Taxes	393,416
Travel expenses	3,446,116
Other expense	1,019,567
Total operating expenses	87,809,055
Income from operations	27,356,364
Interest income	1,456,698
Income before income taxes	28,813,062
Provision for income taxes	10,260,369
Net income	$ 18,552,693

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2006

Balance, January 1, 2006	$ 183,325,143
Net income	18,552,693
Additional member's contribution	3,364
Balance, December 31, 2006	$ 201,881,200

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 18,552,693
Depreciation and amortization	6,686,256
Deferred income taxes	(1,038,213)
Noncash capital contribution	3,364
Adjustments to reconcile net income to net cash from operating activities:	
Change in operating assets and liabilites:	
Accounts receivable	1,675,914
Income tax receivable	(2,432,633)
Prepaid expenses	(81,089)
Other current assets	87,381
Deposits	10,787
Accrued compensation	32,206,674
Accrued expenses	1,013,582
Due to parent	78,216
Net cash provided by operating activities	56,762,932
Cash flows from investing activities:	
Purchases of property and equipment	(524,734)
Net increase in cash	56,238,198
Cash, beginning of year	17,662,261
Cash, end of year	$ 73,900,459
Supplemental disclosure of cash flow information:	
Cash paid for:	
Income taxes	$ 11,249,000

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Harris Williams LLC (the "Company") is a broker/dealer organized in the Commonwealth of Virginia. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company is an investment banking firm that provides mergers and acquisitions advisory services.

The Company is a single-member limited liability company who is a wholly owned subsidiary of PNC Bank, N.A. ("PNC"). These financial statements are not intended to present the consolidated financial position and the results from operations of PNC as of and for the year ended December 31, 2006.

Revenue and Cost Recognition: Investment banking fees are earned from providing merger and acquisition, fairness opinion, and financial restructuring advisory services. Fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay. Certain fees received in advance are recognized as revenue over the service period.

There were no securities transactions during the year.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however; the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions, or may be concentrated in an industry. There were no revenue concentrations for 2006.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. The allowance for doubtful accounts at December 31, 2006 was $227,081.

1. **Summary of Significant Accounting Policies, Continued:**

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

Intangible Assets: Intangible assets are stated at cost, net of accumulated amortization. Costs related to noncompetition agreements are being amortized on a straight-line basis over a five-year period through October 2010.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation and did not record an impairment charge based on the results.

HARRIS WILLIAMS LLC

Notes to Financial Statements, Continued

2. Property and Equipment:

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31 consisted of:

Office equipment	$ 914,707
Furniture and fixtures	549,078
Software	179,517
Leasehold improvements	417,164
	2,060,466
Less accumulated depreciation	445,329
Net property and equipment	$ 1,615,137

3. Intangible Assets:

As of December 31, 2006, the Company has noncompetition agreements with a gross carrying amount of $31,500,000 and accumulated amortization of $7,875,000. No significant residual value is estimated for these intangible assets. Aggregate amortization expense for the year ended December 31, 2006 totaled $6,300,000. The intangible assets will be amortized $6,300,000 per year until fully amortized.

4. Leases:

Minimum future payments under noncancellable operating leases at December 31, 2006 are as follows:

2007	$ 1,593,165
2008	1,735,562
2009	1,294,858
2010	993,267
2011	976,969
Thereafter	3,424,073
Total minimum lease payments	$ 10,017,894

Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses. The rent expense for 2006 was $1,367,123.

5. Income Taxes:

The provision for income taxes consisted of the following:

Current:	
Federal	$ 8,428,235
State	247,228
	8,675,463
Deferred:	
Federal	1,665,952
State	(81,046)
	1,584,906
	$ 10,260,369

5. Income Taxes, continued:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following at December 31, 2006:

Accrued compensation	$ 1,168,417
Intangible assets	(2,165,213)
Accrued costs and other	341,281
Net deferred tax liability	$ (655,515)

Deferred income taxes are reported in the balance sheet as follows:

Long-term liabilities	$ (655,515)

6. Employee Benefit Plan:

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The plan provides for a company match of up to 6% of the employees compensation. Employees are eligible to participate on the first day of the month following six months of services and are immediately fully vested in all contributions. The cost of this plan was $655,463 for 2006.

7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2006, the Company had net capital of $27,028,091, which was $24,000,289 in excess of required minimum net capital of $3,027,802. The Company's net capital ratio was 1.65 to 1.

8. Related Party Transactions:

Harris Williams LLC is a wholly-owned subsidiary of PNC which provides administrative services to the Company under a management agreement. At December 31, 2006, the Company owed $78,216 to PNC. During 2006, the Company reimbursed PNC for various expenses related to employee benefits and business liability insurance.

The Company leases space for its Philadelphia office from PNC on a month-to-month basis. Rent expense for 2006 was $104,844.

8. **Related Party Transactions, continued:**

During 2006, the parent company had certain equity transactions that have been recorded by the Company as $3,364 in member contributions.

Additionally, the Company maintains checking and sweep accounts at PNC.

9. **Guarantees:**

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

10. **Recent Accounting Pronouncements:**

During 2006, the Financial Accounting Standards Board ("FASB") issued the following:

SFAS 157, "Fair Value Measurements," SFAS 157 defines fair value and establishes a framework for measuring fair value which includes permissible valuation techniques and a hierarchy of inputs utilized in the measurement process. This statement applies whenever other accounting standards require or permit fair value measurement. We anticipate applying SFAS 157 prospectively beginning January 1, 2008, as required.

In July 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" was issued. FIN 48 clarified the accounting for uncertainties in income taxes recognized in the financial statements and sets forth recognition, derecognition and measurement criteria for tax positions taken or expected to be taken in a tax filing. For the Company, this guidance will apply to all tax positions taken or expected to be taken beginning on January 1, 2007. The Company is currently evaluating the impact of FIN 48 and does not believe that adoption will have a significant impact on our consolidated financial statements.

HARRIS WILLIAMS, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2006

Member's equity	
Member's equity qualified for net capital	$ 201,881,200
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	201,881,200
Nonallowable assets and miscellaneous capital charges	
Nonallowable assets	173,397,777
Net capital before capital charges on firm securities	28,483,423
Less haircuts on firm securities positions	1,455,332
Net capital	$ 27,028,091
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued liabilities	$ 45,417,036
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 3,027,802
Net capital in excess of minimum requirements	$ 24,000,289
Ratio of aggregate indebtedness to net capital	1.68

See Independent Auditors' Report.

HARRIS WILLIAMS, LLC

Computation of Net Capital, Continued Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2006

Reconciliation of net capital computations as originally reported on the 4th quarter 2006 FOCUS report to the computations on the previous page

Nonallowable assets and miscellaneous capital charges as originally reported	$ 173,029,577
Adjustment to nonallowable assets	368,200
Nonallowable assets and miscellaneous capital charges as reported above	$ 173,397,777
Aggregate indebtedness as originally reported	$ 45,076,836
Adjustments to aggregate indebtedness	340,200
Aggregate indebtedness as reported above	$ 45,417,036

Note: There are no material differences between the original reported amounts as reconciled above and the amounts reported on the Company's unaudited 4th quarter 2006 FOCUS Report.

See Independent Auditors' Report.

HARRIS WILLIAMS, LLC

Exemption Provision of Reserve Requirement
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2006

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Independent Auditors' Report.



KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Manager and Officers
Harris Williams LLC
Richmond, Virginia:

In planning and performing our audit of the financial statements and supplemental schedules of Harris Williams LLC ("the Company"), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ketter, Stephens, Hurst, Gary & Shreaves

February 20, 2007

END